FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C.  20549

_____________

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934

For December 14, 2009

PETAQUILLA MINERALS LTD. (File #000-26296)

(Translation of registrant's name into English)

Suite 410, 475 West Georgia Street., Vancouver, British Columbia, Canada V6B 4M9

(Address of principal executive offices)

Attachments:

1.                  News Release dated December 14, 2009; and

2.                  Material Change Report dated December 14, 2009 (re: December 14, 2009, news release)

            Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F    ✓       Form 40-F _____

            Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes           No  __✓ _

            If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):   82-________________

SIGNATURES

            Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf of the undersigned, thereunto duly authorized.

                                                                      PETAQUILLA MINERALS LTD.

                                                                        (Registrant)

Date:  December 14, 2009                               By:       /s/ Richard Fifer

                                                                                    (Name)

                                                                      Its:       Director and Chairman

                                                                                    (Title)

Trading Symbols:
TSX:	PTQ
OTCBB:	PTQMF
FWB:	P7Z

Petaquilla Exploration Update

Significant Gold Mineralization Discovered by Surface Rock Chip Samples

Vancouver, BC – December 14, 2009:  Petaquilla Minerals Ltd (“Petaquilla” or the “Company”) announced today that its exploration program has resulted in the discovery of significant gold mineralization by surface rock chip sampling on its Oro Del Norte concession.

Petaquilla holds 100% of the exploration and exploitation rights to 842 square kilometres of concessions surrounding its Molejon Gold Project and Inmet Mining Ltd.’s world class copper project, all located within the Petaquilla Mineral District in Central Panama.

The Company initiated the first phase of its regional exploration field program, which included detailed mapping, soil sampling and rock chip sampling on the Oro Del Norte concession, in the first quarter of calendar 2009.  This concession is located twenty-two (22) kilometres north-east from the Molejon gold processing plant.  The work initially focused on zones of historical (1990’s) soil and rock chip sampling with the primary objective of confirming the initial results and, secondly, extending the areas of mineralization by mapping and surface sampling.

This early work has rapidly highlighted a 12 kilometre by 4 kilometre gold in soil anomaly.  To date, approximately thirty percent (30%) of this soil anomaly has had detailed mapping and surface rock chip sampling completed within which sixty two (62) rock chips with grades greater than 1g/t Au have been identified.  A total of 1054 samples were collected across various zones within this anomaly.  Peak gold assay results include:  151.5 g/t, 59.8 g/t, 58.5 g/t, 48.4 g/t, 27.7 g/t, 19.25 g/t and 15.4 g/t Au.  A table of results follows.

Table 1:  2009 Rock chip sample results

Sample Number	Au g/t	Sample Number	Au g/t	Sample Number	Au g/t
R000904	14.8	R001101	1.74	R001749	8.25
R000905	4.67	R001424	2.7	R001751	2.22
R000918	15.35	R001425	1.23	R001800	1.93
R000969	59.8	R001551	3.84	R001803	1.14
R000970	151.5	R001552	21.2	R002045	2.06
R000974	5.68	R001614	1.18	R002048	2.05
R000983	48.4	R001617	1.23	R002051	1.87
R000984	5.36	R001627	1.32	R002052	58.5
R000985	3.02	R001630	6.01	R002053	27.7
R001001	1.91	R001631	1.79	R002056	6.85
R001002	6.24	R001636	1.12	R002057	5.63
R001005	1.73	R001637	16.3	R002058	15.4
R001015	1.27	R001638	2.29	R002059	1.19
R001016	17.9	R001664	1.19	R002063	4.62
R001018	1.34	R001665	1.16	R002064	7.83
R001019	4.32	R001672	4.3	R002065	9.21
R001037	3.17	R001719	1.23	R002098	6.85
R001042	9.99	R001722	1.56	R002103	1.63
R001060	1.0	R001740	4.37	R002106	1.86
R001067	7.74	R001743	2.2	R002107	1.3
R001088	19.25	R001745	1.01
Total	62 rock chips > 1g/t Au

 Source: ALS Chemex Laboratory, North Vancouver, BC Canada

Mr. John Kapetas, P. Geo., a Qualified Person as defined by National Instrument 43-101 and Vice President Exploration & Resources Development for the Company, has been overseeing the exploration field program.  He is ensuring that the appropriate quality assurance protocols are being followed and that the data is being qualified under strict quality controls.  He has reviewed and verified the technical mining information contained in this news release.

Follow-up Activity

An aggressive exploration program is planned to follow-up these results.  The program will include continued detailed mapping, expansion of the soil sampling grid, rock chip sampling and trenching in order to define drill ready targets, which the Company anticipates drilling in 2010.

Joao C. Manuel, the Company’s President and Chief Executive Officer, remarks that, “this primary phase of exploration has returned early success by confirming our geological and exploration models for the Petaquilla Mineral District.  The Company is now well positioned to expand its exploration efforts for the year ahead”.

Project Geology

Gold mineralization at the Oro Del Norte concession area is associated with a series of northeast and northwest striking quartz veins and alteration.  Several zones of quartz veining and alteration have been identified to date and given the size of the soil anomaly highlighted, the Company believes the potential of the concession to host additional gold bearing vein sets is high.  The concession geology is dominated by volcanic andesites and lesser intrusive granodiorites.

Petaquilla believes that its 100% owned concessions surrounding its Molejon Gold Project are prospective for intrusive related epithermal gold vein systems and porphyry copper-gold-molybdenum deposits.

Petaquilla is the sole company funding exploration on its 100% owned concessions.

About Petaquilla Minerals Ltd. - Petaquilla Minerals Ltd. is a gold producer operating its gold processing plant at its 100% owned Molejon Gold Project in Panama.  The plant utilizes three ball mills and a carbon-in-pulp processing facility.  Anticipated throughput for the project during the first year of commercial production is estimated to be 2200 tonnes per day.  The Molejon mine site is located in the south central area of the Company’s 100% owned 842 square kilometer concession lands, a region known historically for its gold content.

On behalf of the Board of Directors of
PETAQUILLA MINERALS LTD.

Joao C. Manuel
President and Chief Executive Officer

FOR FURTHER INFORMATION PLEASE CONTACT:

Petaquilla Minerals Ltd.

Phone: (604) 694-0021 Fax: (604) 694-0063

Toll-free: 1 (877) 694-0021

www.petaquilla.com

NO STOCK EXCHANGE HAS APPROVED OR DISAPPROVED THE INFORMATION CONTAINED HEREIN.
WE SEEK SAFE HARBOUR.

FORM 51-102F3

MATERIAL CHANGE REPORT

Item 1.             Name and Address of Company

Petaquilla Minerals Ltd. (the “Company”)

410 - 475 West Georgia Street

Vancouver, British Columbia

V6B 4M9

Item 2.             Date of Material Change

December 14, 2009

Item 3.             News Release

The Company’s news release dated December 14, 2009, was disseminated by Marketwire, Incorporated on December 14, 2009.

Item 4.             Summary of Material Change

The Company Petaquilla Minerals Ltd. announced that its exploration program has resulted in the discovery of significant gold mineralization by surface rock chip sampling on its Oro Del Norte concession.

Item 5.             Full Description of Material Change

For a full description of the material change, please see Schedule “A”.

Item 6.             Reliance on subsection 7.1(2) or (3) of National Instrument  5 1-102

Not Applicable.

Item 7.             Omitted Information

Not Applicable.

Item 8.             Executive Officer

Joao Manuel, President and Chief Executive Officer of the Company, can be contacted at (604) 694-0021.

Item 9.             Date of Report

Dated December 14, 2009

PETAQUILLA MINERALS LTD.

Per:      /s/ Joao Manuel
Joao Manuel

President and Chief Executive Officer

SCHEDULE “A”

NEWS RELEASE FOR:                     PETAQUILLA MINERALS LTD.

Contact person:                                   Joao C. Manuel

Contact Telephone number:                 604-694-0021

Trading Symbols:
TSX:	PTQ
OTCBB:	PTQMF
FWB:	P7Z

Petaquilla Exploration Update

Significant Gold Mineralization Discovered by Surface Rock Chip Samples

Vancouver, BC – December 14, 2009:  Petaquilla Minerals Ltd (“Petaquilla” or the “Company”) announced today that its exploration program has resulted in the discovery of significant gold mineralization by surface rock chip sampling on its Oro Del Norte concession.

Petaquilla holds 100% of the exploration and exploitation rights to 842 square kilometres of concessions surrounding its Molejon Gold Project and Inmet Mining Ltd.’s world class copper project, all located within the Petaquilla Mineral District in Central Panama.

The Company initiated the first phase of its regional exploration field program, which included detailed mapping, soil sampling and rock chip sampling on the Oro Del Norte concession, in the first quarter of calendar 2009.  This concession is located twenty-two (22) kilometres north-east from the Molejon gold processing plant.  The work initially focused on zones of historical (1990’s) soil and rock chip sampling with the primary objective of confirming the initial results and, secondly, extending the areas of mineralization by mapping and surface sampling.

This early work has rapidly highlighted a 12 kilometre by 4 kilometre gold in soil anomaly.  To date, approximately thirty percent (30%) of this soil anomaly has had detailed mapping and surface rock chip sampling completed within which sixty two (62) rock chips with grades greater than 1g/t Au have been identified.  A total of 1054 samples were collected across various zones within this anomaly.  Peak gold assay results include:  151.5 g/t, 59.8 g/t, 58.5 g/t, 48.4 g/t, 27.7 g/t, 19.25 g/t and 15.4 g/t Au.  A table of results follows.

Table 1:  2009 Rock chip sample results

Sample Number	Au g/t	Sample Number	Au g/t	Sample Number	Au g/t
R000904	14.8	R001101	1.74	R001749	8.25
R000905	4.67	R001424	2.7	R001751	2.22
R000918	15.35	R001425	1.23	R001800	1.93
R000969	59.8	R001551	3.84	R001803	1.14
R000970	151.5	R001552	21.2	R002045	2.06
R000974	5.68	R001614	1.18	R002048	2.05
R000983	48.4	R001617	1.23	R002051	1.87
R000984	5.36	R001627	1.32	R002052	58.5
R000985	3.02	R001630	6.01	R002053	27.7
R001001	1.91	R001631	1.79	R002056	6.85
R001002	6.24	R001636	1.12	R002057	5.63
R001005	1.73	R001637	16.3	R002058	15.4
R001015	1.27	R001638	2.29	R002059	1.19
R001016	17.9	R001664	1.19	R002063	4.62
R001018	1.34	R001665	1.16	R002064	7.83
R001019	4.32	R001672	4.3	R002065	9.21
R001037	3.17	R001719	1.23	R002098	6.85
R001042	9.99	R001722	1.56	R002103	1.63
R001060	1.0	R001740	4.37	R002106	1.86
R001067	7.74	R001743	2.2	R002107	1.3
R001088	19.25	R001745	1.01
Total	62 rock chips > 1g/t Au

 Source: ALS Chemex Laboratory, North Vancouver, BC Canada

Mr. John Kapetas, P. Geo., a Qualified Person as defined by National Instrument 43-101 and Vice President Exploration & Resources Development for the Company, has been overseeing the exploration field program.  He is ensuring that the appropriate quality assurance protocols are being followed and that the data is being qualified under strict quality controls.  He has reviewed and verified the technical mining information contained in this news release.

Follow-up Activity

An aggressive exploration program is planned to follow-up these results.  The program will include continued detailed mapping, expansion of the soil sampling grid, rock chip sampling and trenching in order to define drill ready targets, which the Company anticipates drilling in 2010.

Joao C. Manuel, the Company’s President and Chief Executive Officer, remarks that, “this primary phase of exploration has returned early success by confirming our geological and exploration models for the Petaquilla Mineral District.  The Company is now well positioned to expand its exploration efforts for the year ahead”.

Project Geology

Gold mineralization at the Oro Del Norte concession area is associated with a series of northeast and northwest striking quartz veins and alteration.  Several zones of quartz veining and alteration have been identified to date and given the size of the soil anomaly highlighted, the Company believes the potential of the concession to host additional gold bearing vein sets is high.  The concession geology is dominated by volcanic andesites and lesser intrusive granodiorites.

Petaquilla believes that its 100% owned concessions surrounding its Molejon Gold Project are prospective for intrusive related epithermal gold vein systems and porphyry copper-gold-molybdenum deposits.

Petaquilla is the sole company funding exploration on its 100% owned concessions.

About Petaquilla Minerals Ltd. - Petaquilla Minerals Ltd. is a gold producer operating its gold processing plant at its 100% owned Molejon Gold Project in Panama.  The plant utilizes three ball mills and a carbon-in-pulp processing facility.  Anticipated throughput for the project during the first year of commercial production is estimated to be 2200 tonnes per day.  The Molejon mine site is located in the south central area of the Company’s 100% owned 842 square kilometer concession lands, a region known historically for its gold content.

On behalf of the Board of Directors of
PETAQUILLA MINERALS LTD.

Joao C. Manuel
President and Chief Executive Officer

FOR FURTHER INFORMATION PLEASE CONTACT:

Petaquilla Minerals Ltd.

Phone: (604) 694-0021 Fax: (604) 694-0063

Toll-free: 1 (877) 694-0021

www.petaquilla.com

NO STOCK EXCHANGE HAS APPROVED OR DISAPPROVED THE INFORMATION CONTAINED HEREIN.
WE SEEK SAFE HARBOUR.